                                   EXHIBIT 99

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
      AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report on Form 20-F Tioga Technologies Ltd. (the "Company") for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on or about the date hereof (the "Report"), I, Izhak Tamir, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date: June 25, 2003


/s/ Izhak Tamir
Izhak Tamir
Principal Executive Officer and
Principal Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Tioga Technologies Ltd. and will be retained by Tioga Technologies Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.